FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
        Registrant

Dated: December 21, 2005                                                       By: /s/David Patterson/s/, CEO

KNIGHT RESOURCES LTD.

Financial Statement Request Form

In accordance with National Instrument 51-102 “Continuous Disclosure Requirements”, registered and beneficial shareholders of the Company may elect annually to receive the Company’s annual financial statements and management discussion and analysis (“MD & A”) and the interim financial statements and MD & A, if they so request. If you wish to receive such mailings, please complete and return this form to:

Knight Resources Ltd.
3rd Floor, 157 Alexander Street
Vancouver, BC
V6A 1B8

Please send me the Annual Financial Statements and MD & A

Please send me the Quarterly Interim Financial Statements and MD & A

NAME: _____________________________________________________________

ADDRESS: _____________________________________________________________

_____________________________________________________________

POSTAL CODE: ___________________________

I confirm that I am an owner of common shares of the Company and request that my name be placed on the Company’s Mailing List in respect of its quarterly and/or annual financial statements and MD& A for the ensuing financial year.

SIGNATURE OF
SHAREHOLDER: _____________________________________ DATE:____________